Exhibit 99.1

Suite 3400 – 666 Burrard St. Vancouver, BC, V6C 2X8 Tel: (604) 696-3000 Fax: (604) 696-3001

Toronto Stock Exchange: G	New York Stock Exchange: GG

GOLDCORP CASH FLOW INCREASES 35% IN THE THIRD QUARTER; STRONG
PRODUCTION INCREASE OF 11% AND CASH COST PERFORMANCE LEAD TO
INCREASED 2009 GUIDANCE

VANCOUVER, British Columbia, November 4, 2009 – Goldcorp Inc. (TSX: G, NYSE: GG) today reported gold production of 621,100 ounces for the third quarter at a total cash cost of $295 per ounce.  Adjusted net earnings1 in the third quarter were $140.6 million, or $0.19 per share, while reported net earnings totalled $114.2 million.

Third Quarter Highlights

•	Gold production increased by 11% over the 2008 third quarter, to 621,100 ounces.

•	Total cash costs[2] for the quarter were $295 per ounce on a by-product basis, and $297 per ounce year to date.

•	Total cash costs[2] on a co-product basis were $384 per ounce compared to $380 per ounce year to date.

•	Operating cash flows before changes in working capital[3] totaled $321.1 million or $0.44 per share, a 35% increase over the third quarter of 2008.

•	Dividends paid amounted to $32.9 million.

•	Peñasquito concentrate production ramp-up on schedule; concentrate shipments commence.

•	Full-year gold production guidance revised upward; cash cost guidance also improves.

“Consistent with our 2009 theme of execution throughout our operations, Goldcorp’s gold production and cash costs were again very strong in the third quarter,” said Chuck Jeannes, Goldcorp President and Chief Executive Officer.  “Red Lake experienced an outstanding quarter, driven by excellent results in the High Grade zone and continued productivity enhancements.  Also in Ontario, Porcupine’s quarterly gold production was its best in almost three years.   Marlin in Guatemala and Los Filos in Mexico were also important contributors to our quarterly results, with the Los Filos open pit operation achieving record quarterly gold production.  We saw continued success among our next generation of growth drivers as well.  At Peñasquito, I am pleased to report that shipments of both lead and zinc concentrates began this week. Achieving this important milestone supports our continued confidence in the outlook for this world-class operation.    Also advancing impressively is the Cochenour project in the Red Lake camp.  Development will begin to accelerate, as a plan is now in place detailing the best way to access the deposit.  Cochenour is a key component of our development plans in the prolific Red Lake district, and upon completion it will be an important contributor to our growth profile at Red Lake for many years to come.”

“Our strong  performance through the first nine months of the year has led us to revise our production guidance, to approximately 2.4 million gold ounces at a total cash cost of approximately $300 per ounce on a by-product basis and less than $400 per ounce on a co-product basis. Gold prices have exhibited continued strength and sustainability above $1,000 per ounce, and with our production and cash costs trending positively, the stage is set for continued strength in cash flow and profitability through the end of the year and beyond.”

Financial Review

Gold sales in the third quarter compared to the third quarter of 2008, increased to 621,100 ounces at a total cash cost of $295 per ounce on a by-product basis, and $384 per ounce on a co-product basis.  On both a by-product and co-product basis, Goldcorp remains the lowest cost, highest margin senior gold producer in the industry.

Adjusted net earnings1 totaled $140.6 million, or $0.19 per share, compared to $64.7 million or $0.09 per share, in the third quarter of 2008.  Adjusted net earnings primarily exclude the effect of a non-cash foreign exchange loss on revaluation of future income tax liabilities, but include the impact of non-cash stock option expenses, which amounted to approximately $0.02 per share for the quarter. Operating cash flow before non-cash working capital adjustments3 increased 35% to $321.1 million compared to $237.3 million in last year’s third quarter. Reported net earnings in the quarter were $114.2 million compared to net earnings of $297.2 million in the third quarter of 2008.

For the nine months ended September 30, 2009, revenues increased 7% to $1.9 billion, a result of increased realized gold prices and increased gold sales volumes.  On a by-product basis, total cash costs were $297 per ounce compared to a total cash cost of $298 per ounce in 2008. Total cash costs on a co-product basis were $380 per ounce year to date versus $409 per ounce in the 2008 period.

For the first nine months of the year, adjusted net earnings1 totaled $405.5 million, or $0.55 per share, compared to $312.6 million, or $0.44 per share, in 2008.  Adjusted net earnings primarily exclude the effect of a non-cash foreign exchange loss on revaluation of future income tax liabilities and transaction costs for issuance of convertible debt.  Adjusted net earnings for 2008 primarily exclude the effect of a non-cash foreign exchange gain on revaluation of future income tax liabilities, the first quarter gain on the sale of the Silver Wheaton shares, and an unrealized loss on securities.  Net earnings in the nine months ended September 30, 2009 were $173.5 million or $0.24 per share, compared to net earnings of $517.5 million, or $0.73 per share, in 2008. Cash flow from operations before working capital changes3 increased 24% to $872.6 million, or $1.19 per share, from $702.7 million, or $0.99 per share, in the nine months ended September 30, 2008.

Operations Review

Goldcorp’s cornerstone asset delivered a strong performance in the third quarter.  Gold production at Red Lake totalled 178,800 ounces at a total cash cost of $255 per ounce compared to gold production of 160,100 ounces at a total cash cost of $297 in the third quarter of 2008. Exploration drilling from the 4199 drift is advancing well with three drills off the platform: two drilling the High Grade zone and one drilling targets in the high-potential Party Wall area.

Also in the Red Lake district, dewatering of the Cochenour shaft continued in the third quarter with completion expected during the first quarter of 2010.  The Company has completed a study to determine the best way to access and develop the Cochenour ore body.  The study indicates that the best method of developing the Cochenour/Bruce Channel deposit is to enlarge and upgrade the existing Cochenour shaft and construct a 5 kilometer high speed tram on the 5400 Level connecting to the Red Lake mine.  This will enable the Bruce Channel deposit ore to be hauled directly to the Red Lake mine and processed at the existing mill facility.  Preparatory work for the haulage drift project has commenced.

A 31% increase in gold production at Porcupine in Ontario over the 2008 third quarter highlights the strong pattern of sequential improvement over the last year.  Gold production at Porcupine totalled 90,600 ounces—its best performance in almost three years—while cash costs fell to $406 per ounce.  Grade continued to improve through mining in higher grade stopes and through the development of the new higher grade VAZ zone.

At Los Filos, gold production was 60,200 ounces, driven by its best performance yet in the open pit operations.  El Sauzal’s production of 45,500 ounces was in line with the forecast production decrease consistent with its declining mine life.  At San Dimas, higher grades in the Roberta, Robertita and Marina veins drove a strong improvement in production versus the prior year third quarter. Gold production was 27,500 ounces in the third quarter at a total cash cost of $313 per ounce.  At the Marlin mine in Guatemala, quarterly gold and silver production increased both from the second quarter of 2009 and the year-ago quarter, with production of 68,800 ounces of gold and 1,083,200 ounces of silver. These production increases were largely attributable to process enhancements leading to both gold and silver recovery improvements.

Project Update

Positive exploration drilling continued at Éléonore in Quebec.  Strong assay results in the deep mineralized zone to the north continued to support ongoing work on an internal prefeasibility study planned for the end of 2009.  The study is evaluating the best options for accessing the deep high grade in the north while simultaneously ramping up gold production from the Roberto Zone.  Environmental and social impact assessment work is continuing.

In the Dominican Republic, development of the Pueblo Viejo project continued to track on budget and on schedule for initial gold production in the fourth quarter of 2011.  Construction of the autoclave and related structures is now well advanced, and the mills have now arrived in the Dominican Republic.  Goldcorp’s 40% share of gold production in the first five full years of the mine’s life is expected to average approximately 400,000 ounces at total cash costs of between $275 and $300 per ounce.  Goldcorp’s share of proven and probable gold reserves at Pueblo Viejo amounts to nearly 9 million ounces.

Peñasquito Update

Since achieving mechanical completion during the third quarter, full commissioning of the first sulphide process line (Line 1) has steadily advanced at Peñasquito.  On November 2nd, the Company began dispatching the first lead and zinc concentrates from the mine site.  The initial lead concentrate shipments are being sold to Industrias Peñoles’ Met-Mex subsidiary in Torreon, Mexico, while initial zinc concentrates are being trucked to the port of Manzanillo in preparation for shipment to Korea Zinc Co. Ltd.  Preliminary metals grades, recoveries and concentrate quality have met or exceeded expectations.

Construction of the second sulphide process line (Line 2) is well underway and progressing toward planned start-up in the third quarter of 2010.  Completion of construction of the high pressure grinding rolls circuit is expected in the fourth quarter of 2010, allowing for a ramp-up to the mill’s full 130,000 tonnes per day capacity in early 2011.  For the latest photographs from the site, please visit www.goldcorp.com and click on Operations/Peñasquito.

Mining activities continue to provide sulphide ore for the start-up of the Line 1 plant with rates in excess of 500,000 tonnes per day.  Initial pre-stripping has uncovered more sulphide ore than was modeled, and the resulting ore stockpile has added a significant degree of ore feed flexibility. At September 30, 2009, 6.2 million tonnes of ore were stockpiled and an additional 2 million tonnes were exposed in the pit and available for mining.

“The rate of progress we continue to make at Peñasquito remains consistent with our ramp-up schedule,” added Jeannes.  “The team there continues to exceed our expectations as the transition from project to world-class mine remains well on track.  This ongoing success supports our expectation that Peñasquito will contribute to our five-year 50% growth profile just as we anticipated.  Upon completion of the updated Peñasquito mine plan, the data will be integrated into our 2010 corporate budget and specific full-year expectations disclosed in January 2010.”

Corporate Social Responsibility Update

During the third quarter, Marlin mine in Guatemala became Goldcorp’s third gold mine to be fully certified under the International Cyanide Management Code for the Manufacture, Transport and Use of Cyanide in the Production of Gold.    Marlin’s achievement makes it the first mine in Central America to be so certified, following Marigold mine as the first-ever gold mining operation to be certified and El Sauzal as the first-ever mine in Mexico to be certified.  Goldcorp is an industry leader in its commitment to the safe handling and use of cyanide in applicable mining operations.

2009 Outlook

In light of continued strength in production at many of its key gold mines, the Company today revised operating guidance for the 2009 year.  Gold production guidance has been increased from 2.3 million ounces to approximately 2.4 million ounces.  Guidance on total cash costs has also changed in light of the Company’s stronger operating performance.  Total cash costs for 2009 are now expected to be approximately $300 per ounce of gold on a by-product basis compared to previous guidance of $365 per ounce.  On a co-product basis, total cash costs are now expected to be less than $400 per ounce compared to previous guidance of $400 per ounce.  Price assumptions used in the calculation of these new estimates for the fourth quarter are $15 silver, $2.75 copper, $75 per barrel oil, and US Dollar exchange rates of $1.10 Canadian Dollars and $12.50 Mexican pesos.

This release should be read in conjunction with Goldcorp’s third quarter 2009 unaudited MD&A report on the Company's website, www.goldcorp.com, in the “Investors” section under “Financials”.

A conference call will be held on November 5, 2009 at 10:00 a.m. (PDT) to discuss the third quarter results. Participants may join the call by dialing toll free 888-300-0053 or 647-427-3420 for calls from outside Canada and the US.  A recorded playback of the call can be accessed after the event until December 5, 2009 by dialing 800-642-1687 or 706-645-9291 for calls outside Canada and the US.  Passcode: 34518604.  A live and archived audio webcast will also be available at www.goldcorp.com.

Goldcorp is the lowest-cost and fastest growing multi-million ounce gold producer with operations throughout the Americas.  Its gold production remains 100% unhedged.

(1)
Adjusted net earnings is a non-GAAP measure. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 34 of the 2009 third quarter MD&A for a reconciliation of adjusted earnings to reported net earnings.

(2)
The Company has included a non-GAAP performance measure, total cash cost per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  Refer to page 33 of the 2009 third quarter MD&A for a reconciliation of total cash costs to reported operating expenses.

(3)
Operating cash flows before working capital changes and operating cash flows before working capital changes per share are non-GAAP measures which the Company believes provides a better indicator of the Company's ability to generate cash flow from its mining operations. Cash provided by operating activities reported in accordance with GAAP was $341.9 million and $903.7 million, respectively for the three months and nine months ended September 30, 2009.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. (“Goldcorp”). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”,  “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and other risks of the mining industry, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s annual information form for the year ended December 31, 2008 available at www.sedar.com.  Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

CONTACT INFORMATION:

Jeff Wilhoit
Vice President, Investor Relations
(604) 696-3074
Fax: (604) 696-3001
Email: info@goldcorp.com
Website: www.goldcorp.com

FINANCIAL STATEMENTS TO FOLLOW

Summarized Financial and Operational Highlights
(in millions of United States dollars, except per share and per ounce amounts)
		Three Months Ended
		September 30
		2009	2008

Gold produced (ounces)		621,100	557,400
Gold sold (ounces)		601,500	550,500
Copper produced (thousands of pounds)		22,700	28,600
Copper sold (thousands of pounds)		24,300	26,400
Silver produced (ounces)		2,975,000	2,267,600
Silver sold (ounces)		2,386,900	1,722,000
Average realized gold price (per ounce)		$968	$865
Average London spot gold price (per ounce)		$960	$872
Average realized copper price (per pound)		$3.63	$2.48
Average London spot copper price (per pound)		$2.65	$3.49
Average realized silver price (per ounce)		$9.30	$7.64
Average London spot silver price (per ounce)		$14.69	$15.09
Total cash costs – by-product (per gold ounce)		$295	$346
Total cash costs – co-product (per gold ounce)		$384	$398

Production Data:
Red Lake gold mines :	Tonnes of ore milled	194,400	198,800
	Average mill head grade (grams per tonne)	30	26
	Gold ounces produced	178,800	160,100
	Total cash cost per ounce – by product	$255	$297
Porcupine mine :	Tonnes of ore milled	1,013,900	921,700
	Average mill head grade (grams per tonne)	2.90	2.64
	Gold ounces produced	90,600	69,000
	Total cash cost per ounce – by product	$406	$583
Musselwhite mine :	Tonnes of ore milled	291,800	316,600
	Average mill head grade (grams per tonne)	5.51	5.60
	Gold ounces produced	49,800	52,300
	Total cash cost per ounce – by product	$737	$597
San Dimas mine :	Tonnes of ore milled	170,800	161,300
	Average mill head grade (grams per tonne) - gold	5.13	3.78
	Average mill head grade (grams per tonne) - silver	237	234
	Gold ounces produced	27,500	19,000
	Silver ounces produced	1,231,800	1,132,600
	Total cash cost per ounce – by product	$313	$436
	Total cash cost per ounce – co product	$313	$436
Los Filos mine :	Tonnes of ore mined	6,040,000	5,361,300
	Tonnes of waste removed	7,062,100	5,694,900
	Tonnes of ore processed	6,135,200	5,429,300
	Average grade processed (grams per tonne)	0.63	0.61
	Gold ounces produced	60,200	47,400
	Total cash cost per ounce – by product	455	391

Summarized Financial and Operational Highlights (continued)
(in millions of United States dollars, except per share and per ounce amounts)
		Three Months Ended
		September 30
		2009	2008
Production Data:
El Sauzal mine :	Tonnes of ore mined	586,400	630,200
	Tonnes of waste removed	1,110,100	990,800
	Tonnes of ore milled	530,600	524,400
	Average mill head grade (grams per tonne)	2.86	4.75
	Gold ounces produced	45,500	76,200
	Total cash cost per ounce – by product	$220	$147
Marlin mine :	Tonnes of ore milled	536,300	387,700
	Average mill head grade (grams per tonne) - gold	4.29	4.86
	Average mill head grade (grams per tonne) - silver	92	98
	Gold ounces produced	68,800	51,000
	Silver ounces produced	1,083,200	699,600
	Total cash cost per ounce – by product	$185	$304
	Total cash cost per ounce – co product	$347	$400
Alumbrera mine :	Tonnes of ore mined	2,301,800	3,960,500
	Tonnes of waste removed	5,491,700	6,562,100
	Tonned of ore milled	3,424,100	3,361,900
	Average mill head grade (grams per tonne) - gold	0.39	0.44
	Average mill head grade (%) - copper	0.38	0.46
	Gold ounces produced	29,500	34,400
	Copper (thousands of pounds) produced	22,700	28,600
	Total cash cost per ounce – by product	$(823)	$(112)
	Total cash cost per ounce – co product	$475	$511
Marigold mine :	Tonnes of ore mined	2,624,200	1,514,500
	Tonnes of waste removed	4,261,400	3,435,400
	Tonnes of ore processed	2,624,200	1,514,500
	Average grade processed (grams per tonne)	0.64	0.57
	Gold ounces produced	29,900	21,800
	Total cash per ounce – by product	$542	$693
Wharf mine :	Tonnes of ore mined	681,900	824,800
	Tonnes of ore processed	804,500	906,500
	Average grade processed (grams per tonne)	0.87	0.72
	Gold ounces produced	17,300	15,900
	Total cash per ounce – by product	$665	$408

Financial Data:
Cash flow from operating activities (before changes in non-cash working capital)		$321.1	$237.3
Net earnings		$114.2	$297.2
Earnings per share - basic		$0.16	$0.42
Adjusted net earnings per share - basic		$0.19	$0.09
Weighted average number of shares outstanding (000’s)		731,815	713,718

Consolidated Statements of Earnings

(US dollars in millions, except for share and per share amounts – Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2009	2008	2009	2008
Revenues	$691.9	$552.2	$1,945.3	$1,810.6
Operating expenses	303.4	279.1	865.5	856.5
Depreciation and depletion	130.7	122.8	384.8	353.9
Earnings from mine operations	257.8	150.3	695.0	600.2
Corporate administration (1)	31.2	33.5	96.7	100.0
Exploration	8.7	17.4	23.3	45.2
Earnings from operations	217.9	99.4	575.0	455.0
Other income (expenses)
Interest and other income (expenses)	(0.6)	8.8	(5.6)	27.6
Interest expense and finance fees	(12.5)	(0.9)	(37.0)	(7.1)
Share of income of equity investee	-	-	-	3.9
Gain (loss) on foreign exchange	(28.1)	253.7	(237.7)	95.9
Gain (loss) on non-hedge derivatives, net	(0.4)	15.9	9.3	(16.4)
Gain (loss) on securities, net	5.2	(23.5)	5.6	(25.0)
Gain on disposition of Silver Wheaton shares	-	-	-	292.5
Dilution gains (loss)	-	0.5	(0.7)	1.9
	(36.4)	254.5	(266.1)	373.3
Earnings before taxes and non-controlling interests	181.5	353.9	308.9	828.3
Income and mining taxes	(67.9)	(57.2)	(136.5)	(302.4)
Non-controlling interests	0.6	0.5	1.1	(8.4)
Net earnings	$114.2	$297.2	$173.5	$517.5
(1)Stock based compensation expense (non-cash item) included in corporate administration	$12.7	$11.0	$34.6	$30.7
Net earnings per share
Basic	$0.16	$0.42	$0.24	$0.73
Diluted	$0.16	$0.42	$0.24	$0.72
Weighted average number of shares outstanding (000’s)
Basic	731,815	713,718	730,709	710,936
Diluted	735,808	717,913	734,066	715,415

Consolidated Balance Sheets

 (US dollars in millions – Unaudited)

	September 30 2009	December 31 2008
Assets
Cash and cash equivalents	$785.3	$262.3
Marketable securities	17.0	10.1
Accounts receivable	209.0	178.6
Income and mining taxes receivable	50.7	15.6
Future income and mining taxes	4.5	3.3
Inventories and stockpiled ore	294.4	226.2
Other	67.9	66.2
Current assets	1,428.8	762.3
Mining interests	17,776.3	17,062.5
Deposits on mining interest expenditures	168.0	229.3
Goodwill	761.8	761.8
Stockpiled ore	93.5	92.6
Investments	369.7	71.9
Other	26.2	28.4
	$20,624.3	$19,008.8
Liabilities
Accounts payable and accrued liabilities	$347.0	$294.0
Income and mining taxes payable	203.2	-
Future income and mining taxes	74.5	181.5
Current portion of long-term debt	15.4	-
Current liabilities	640.1	475.5
Income and mining taxes payable	10.4	28.0
Future income and mining taxes	3,497.2	3,203.9
Long-term debt	712.2	5.3
Reclamation and closure cost obligations	274.1	273.1
Other	25.4	12.7
	5,159.4	3,998.5
Non-controlling interests	49.7	51.2
Shareholders’ Equity
Common shares, share purchase warrants, stock options and convertible senior notes	12,878.4	12,625.2
Retained earnings	2,311.8	2,237.0
Accumulated other comprehensive income	225.0	96.9
	2,536.8	2,333.9
	15,415.2	14,959.1
	$20,624.3	$19,008.8

Consolidated Statements of Cash Flows

 (US dollars in millions – Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2009	2008	2009	2008
Operating Activities
Net earnings	$114.2	$297.2	$173.5	$517.5
Reclamation expenditures	(8.2)	(6.5)	(18.9)	(15.0)
Items not affecting cash
Depreciation and depletion	130.7	122.8	384.8	353.9
Accretion on convertible senior notes	6.8	-	8.8	-
Stock based compensation expense	12.7	11.0	34.6	30.7
Share of income of equity investee	-	-	-	(3.9)
Unrealized loss (gain) on non-hedge derivatives	4.0	(22.5)	(2.8)	(8.8)
Loss (gain) on securities, net	(5.2)	0.6	(5.6)	1.6
Gain on disposition of Silver Wheaton shares	-	-	-	(292.5)
Dilution loss (gains)	-	(0.5)	0.7	(1.9)
Future income and mining taxes	48.5	52.5	56.0	178.9
Non-controlling interests	(0.6)	(0.5)	(1.1)	8.4
Transaction costs on convertible senior notes expensed	-	-	18.6	-
Unrealized loss (gain) on foreign exchange and other	18.2	(216.8)	224.0	(66.2)
Change in non-cash working capital	20.8	(20.2)	31.1	(84.6)
Cash provided by operating activities	341.9	217.1	903.7	618.1
Investing Activities
Acquisition of Gold Eagle, net of cash acquired	-	(553.0)	-	(553.0)
Expenditures on mining interests	(277.8)	(291.6)	(798.0)	(739.2)
Deposits on mining interest expenditures	(54.1)	(47.3)	(239.7)	(222.0)
Proceeds from disposition of Silver Wheaton shares, net	-	-	-	1,505.1
Purchase of securities	(88.0)	(20.4)	(155.7)	(20.4)
Proceeds from sale of securities	-	0.2	-	0.2
Other	-	1.0	1.6	(2.6)
Cash used in investing activities	(419.9)	(911.1)	(1,191.8)	(31.9)
Financing Activities
Debt borrowings	1.8	156.1	1,330.9	156.1
Debt repayments	-	(150.0)	(460.0)	(795.0)
Transaction costs on convertible senior notes	-	-	(22.8)	-
Common shares issued, net	28.8	14.9	61.0	94.7
Shares issued by subsidiaries to non-controlling interests	-	3.8	-	3.8
Dividends paid to common shareholders	(32.9)	(32.1)	(98.7)	(96.0)
Cash provided by (used in) financing activities	(2.3)	(7.3)	810.4	(636.4)
Effect of exchange rate changes on cash and cash equivalents	(0.4)	(5.6)	0.7	(6.7)
Increase (decrease) in cash and cash equivalents	(80.7)	(706.9)	523.0	(56.9)
Cash and cash equivalents, beginning of period	866.0	1,160.8	262.3	510.8
Cash and cash equivalents, end of period	$785.3	$453.9	$785.3	$453.9